TransAlta Announces Resignation of Director

CALGARY, Alberta (May 23, 2012) – TransAlta Corporation (TransAlta) (TSX: TA; NYSE: TAC) announced today that Stephen L. Baum has resigned as a Director of the Board of TransAlta for personal reasons.

Mr. Baum, age 70, was scheduled under the Company's board tenure policy to retire in early 2014.  In anticipation of his retirement, the Board had initiated a process to identify a suitable replacement.  This process has now been accelerated.

The Company appreciates greatly and thanks Mr. Baum for all his contributions as a Director of the Company.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate our biomass, geothermal, wind, hydro, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For 100 years, TransAlta has been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index. TransAlta is Canada’s largest investor-owned renewable energy provider.

For more information:

Media & Investor Inquiries: Jess Nieukerk Director, Investor Relations Phone: 1 800-387-3598 Email: investor_relations@transalta.com